Exhibit 99.1

Corporate Communications

CNH Industrial announces senior appointment

London, June 30, 2017

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) today announced the appointment of Alan Berger as Chief Technical Officer, Agricultural Equipment and Construction Equipment Product Development. In this role, Mr. Berger joins the Company’s Group Executive Council (GEC), an operational decision-making body of CNH Industrial, which is responsible for reviewing the operating performance of the businesses and making decisions on certain operational matters.

Alan Berger joined Case Corporation in 1996 as Chief Engineer for Case Construction. He has over 20 years of international product development experience in the off-highway vehicle industry, much of which he gained through roles of increasing importance with Volvo Construction Equipment culminating in the role of Senior Vice President, Technology. In September 2016, Mr. Berger re-joined CNH Industrial in the role of Chief Technical Officer, Agricultural Equipment Products.

Alan Berger holds an MBA from J.L Kellogg Graduate School of Management, Northwestern University, Illinois, USA; together with a Bachelor of Science in Electrical Engineering, Computer Engineering, and Applied Mathematics and a Master’s of Science in Electrical Engineering, both from Carnegie Mellon University Pittsburgh, USA. He holds 21 U.S. patents.

CNH Industrial N.V. 25 St James’s Street London, SW1A 1HG United Kingdom

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Media contacts:

Richard Gadeselli

Head of Corporate Communications

CNH Industrial

Tel: +44 (0)2077 660 346

Email: mediarelations@cnhind.com

www.cnhindustrial.com